

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Fred Drake
Chief Executive Officer
HBT Financial, Inc.
401 North Hershey Road
Bloomington, Illinois 61704

Re: HBT Financial, Inc.
Registration Statement on Form S-4
Filed on August 11, 2021
File No. 333-258701

Dear Mr. Drake:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance